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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Worldtalk Communications Corporation

Title of Class of Securities: Common Stock

CUSIP Number:  98155G101


  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 98155G101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Deltec Asset Management Corporation


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         626,467

6.  Shared Voting Power:



7.  Sole Dispositive Power:

         626,467

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         626,467

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

         5.9%

12. Type of Reporting Person

         BD, IA, CO












































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Item 1(a) Name of Issuer: Worldtalk Communications
                          Corporation (the "Company")

      (b) Address of Issuer's Principal Executive Offices:

         5155 Old Ironsides Drive
         Santa Clara, California 95054

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Deltec Asset Management Corporation ("Deltec")
         645 Fifth Avenue
         New York, New York 10022

         Deltec Asset Management Corporation - New York corporation

    (d)  Title of Class of Securities:  Common Stock
         ("Common Stock")

    (e)  CUSIP Number: 98155G101

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) /X/ Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),



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    (h)  / / Savings association as defined in Section 3(b)
             of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: As of December 31,
             1998 - 626,467 shares; As of January 19, 1999 -
             650,634 shares.

         (b) Percent of Class: As of December 31, 1998 -
             5.9%; As of January 19, 1999 - 6.1%.

         (c) Deltec Asset Management Corporation:

             As of December 31, 1998 - 626,467 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 626,467 shares with sole power to dispose or to direct the disposition of 0 shares with shared power to dispose of or to direct the disposition of

             As of January 19, 1999 - 650,634 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 650,634 shares with sole power to dispose or to direct the disposition of 0 shares with shared power to dispose of or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A







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Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         All of the 626,467 shares of the Company's Common Stock referred to in Item 4 are held by Deltec for the account of its brokerage or investment advisory clients over whose accounts Deltec exercises discretionary authority as to voting, disposition and other matters. Such clients have the right to receive dividends and the proceeds of the sale of such shares.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













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         After reasonable inquiry and to the best of my
         knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             DELTEC ASSET MANAGEMENT CORPORATION

             By:  /s/ Stephen Zuppello
                  ______________________
                  Stephen Zuppello,
                  Director


February 1, 1999




































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